EXHIBIT 99.1

mCloud to Discuss Recent Carbon Royalty Corp Agreement and Middle East Strategic Financing Alternatives at Upcoming Conference Call

New date and time being set for conference call; details forthcoming

CALGARY, AB, March 30, 2022 /CNW/ - mCloud Technologies Corp. (NASDAQ: MCLD) (TSXV: MCLD), ("mCloud" or the "Company") a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions, today announced it will discuss a recent announcement with Carbon Royalty Corp and Middle East strategic financing alternatives at its upcoming conference call for the year-end and fourth quarter of 2021.

The Company requires additional time to address these developments in its report of earnings and the upcoming conference call. A new date and time is forthcoming and these details will be provided as soon as they are available.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

With a worldwide presence and offices in San Francisco, Vancouver, Calgary, London, Perth, Singapore, and Beijing, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare.  With over 100 blue-chip customers and more than 63,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade in the United States on the Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

View original content:https://www.prnewswire.com/news-releases/mcloud-to-discuss-recent-carbon-royalty-corp-agreement-and-middle-east-strategic-financing-alternatives-at-upcoming-conference-call-301514331.html

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2022/30/c2923.html

%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 19:12e 30-MAR-22